Exhibit (a)(8)
Meridian Gold, Inc. Conference Call
July 31, 2007
Shareholders of Meridian and other interested parties are advised to read Meridian’s Directors’ Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian with the SEC on July 31, 2007 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders and other interested parties may obtain a free copy of the Directors’ Circular and Meridian’s Schedule 14D-9 at the Investor Relations section of Meridian’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian, at 1-888-605-7618. Free copies of Meridian’s Directors’ Circular are also available at www.sedar.com and, together with Meridian’s Schedule 14D-9, at www.sec.gov. The Directors’ Circular was filed by Meridian as an exhibit to Meridian’s Schedule 14D-9.

Corporate Speakers
• Krista Muhr	Meridian Gold	Manager - IR
• Ed Dowling	Meridian Gold	President, CEO
• Darcy Marud	Meridian Gold	VP – Exploration

Participants
• Victor Flores	HSBC	Analyst
• Tony Lesiak	UBS	Analyst
• Patrick Chidley	Barnard, Jacobs, Mellet	Analyst
• Tracy Young	Metropolitan Capital	Analyst
• Mark Serdan	UBS Global Asset Management	Analyst
• Rodney Stevens	Salman Partners	Analyst
• David Christie	Scotia Capital	Analyst
PRESENTATION
Operator: Good day, ladies and gentlemen, and welcome to the Meridian Gold conference call. My name is Alicia and I will be your operator.
(OPERATOR INSTRUCTIONS)
I would now like to introduce Ms. Krista Muhr, Manager of Investor Relations. You may proceed.
Krista Muhr: Good morning and thank you. This is Krista Muhr, Senior Manager of Investor Relations for Meridian Gold, and welcome to our call to discuss our Board of Directors’ decision to reject Yamana’s offer.
With me here today, of course, is Ed Dowling, President and CEO of Meridian Gold, as well Darcy Marud, Vice President of Exploration for the Company.
Also on the line we have Pete Dougherty, Meridian Gold’s Vice President and Chief Financial Officer, and Howard Stevenson, Vice President of Corporate Development.
Can we please turn to slide two, where I would like to draw your attention to the forward-looking statements?
This presentation, including a discussion of the reasons for the Board of Directors’ recommendation that Meridian shareholders reject the Yamana offer, contains forward-looking information and forward-looking statements, as defined in the United States Securities Exchange Act of 1934, as amended, that are based on expectations, estimates and projections as of the date of this presentation.

Actual results and developments, including forecasted production, earnings, and cash flows, are likely to differ and may differ material from those expressed or implied by the forward-looking statements contained in this presentation.
Forward-looking statements contained in this presentation are based on a number of assumptions that may prove to be incorrect, including, but not limited to the value of the assets of Meridian, Yamana, and Northern Orion; the successful completion of new development projects; planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of the reserve and resource estimates, graze, mine life and cash cost estimates relative to other base metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; changes in laws, rules and regulations applicable to Meridian; and whether or not an alternative transaction superior to the Yamana offer may emerge.
In addition to being subject to a number of assumptions, forward-looking statements in this presentation involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be material different from those expressed or implied by such forward-looking statements, including the risks identified in Meridian’s director’s circular, as well as the risks identified in the filings by Meridian with regulatory authorities, including Meridian’s annual report on Form 40-F for the fiscal year ended December 31, 2006.
Meridian believes that the expectations in the forward-looking statements contained in this presentation are reasonable, but no assurance can be given that these expectations will prove to be correct.
In addition, although Meridian has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Accordingly, you should not place undue reliance on any forward-looking statements contained in this presentation.
With that being said, I would like to now turn it over to Ed Dowling, the President and CEO.
Ed Dowling: Thank you, Krista. First of all, I’d like to thank you for joining us today.
I know that many shareholders and analysts have been very keen to hear from us over the past month and we’re very happy to now have the opportunity to speak with you all today.
I’d just point out that to the back of this presentation is information about the record second quarter which we announced about a week ago. We could discuss this later, but I know everyone is focused on our announcement this morning.
Today I will detail for you the steps that Meridian has been taking to add value for you, the shareholders, and explain the reasons why the Board of Directors of Meridian, the management, are recommending the rejection of the Yamana offer.
I’d encourage you to turn to page three.

The resounding message we’ll be sending today is that after very careful and deliberate review, in consultation with our advisors, our Board of Directors has recommended that the shareholders reject the Yamana offer.
We strongly urge that you do not tender your shares and if you have already, that you can withdraw them according to the instructions in our recently filed director’s circular.
The Yamana bid is not an adequate premium for control of Meridian.
We note that we’re exploring a full range of options for value maximization and we recommend that you allow this process to run its course and, in any case, the recommendation on the rejection of the Yamana offer stands independent of what might or might not happen in the value maximization process.
Turn to page four, please.
First, I will highlight the terms of Yamana’s highly conditional offer.
As you all know, on June 27, Yamana announced its complex and hostile proposal to acquire Meridian and subsequently filed its offer on July 20, 2007.
In addition, Yamana concurrently announced a negotiated transaction to acquire Northern Orion, a Canadian-based mining Company with significant base metal exposure.
Yamana is offering Meridian shareholders 2.235 Yamana common shares and C$3.15 in cash for each Meridian share owned, which, as of July 27, 2007, implied an offer that comprised only 10% cash.
If both transactions are complete, Meridian shareholders would hold a minority interest of 34% in the combined Company. Yamana’s current offer is set to expire on August 27, 2007 at 8 p.m. Eastern time.
The key conditions associated with the Yamana offer are — not less than 66 2/3 of Meridian shareholders’ shares are tendered to the offer; the satisfaction or waiver of all conditions of the proposed transaction with Northern Orion; the receipt of broad due diligence access by Yamana; and, finally, the waiver of the share rights plan, regulatory approvals, and broad material adverse affect conditions. These terms are on page five.
At this point, I’d like to describe the critical reasons why our Board has recommended the rejection of the Yamana offer, which I will discuss in more detail throughout this presentation.
The key reasons for the Board’s recommendation are as follows. First, the Yamana offer fails to adequately compensate Meridian shareholders for the value of Meridian’s world class asset base and its successful exploration and development operating track record. I call this the core strength of Meridian.
Second, the Yamana offer fails to adequately compensate Meridian for its very attractive development pipeline that will support significant near and longer term growth, which we think we can double our size of our Company in relatively short order.

Third, the Yamana offer does not reflect an adequate premium for control of Meridian, regardless of what other alternatives may arise.
Four, the value of the shares offered by Yamana is uncertain and subject to significant risk, including risk associated with base metal exposure, project development risk, to name a few.
Fifth, the Yamana offer is extremely complex and highly conditional.
Sixth, the Yamana offer is not permitted under our shareholder rights plan.
Seven, the Board is aggressively pursuing value maximizing alternatives.
And, eight and finally, Meridian’s financial advisors have each provided a written opinion, that is, of the date of such opinion, the consideration offered under Yamana’s offer was inadequate from a financial point of view to Meridian shareholders.
Please turn to page six, describing our Board actions.
As many of you know, the Board has engaged a full team of advisors in response to the Yamana offer. Following a thorough review of the Yamana offer, the Board has received adequacy opinions from BMO Capital Markets and Goldman Sachs.
Based on this and other analytics, it provides the basis for the conclusion that the Yamana offer does not adequately compensate Meridian shareholders.
In response to the offer, the Board of Directors is working with management and its advisors to develop, review and evaluate a range of alternatives consistent with its focus on maximizing value for the Meridian shareholders.
These alternatives include building upon existing share value initiative, as well as engaging in discussions with third parties regarding strategic alternatives.
I will now begin to outline the reasons why we think Yamana’s bid is totally inadequate. Please turn to page seven.
This slide shows our operations, development projects and exploration shown in white, yellow and green, respectively. First and foremost, the Yamana offer fails to adequately compensate our shareholders for the value of Meridian’s world class asset base, its successful exploration, development and operational track record.
As many of you know, Meridian’s portfolio is entirely composed in the Americas. In other words, that’s our focus. It’s characterized by world class, low cost, high grade, consistently profitable deposits. We search for these types of deposits because we find them and when we find them, we grow them.
Our assets are located in mining-friendly, politically stable jurisdictions. We have a consistent track record of value creation through industry leading exploration, development and operational success. We have discovered and acquired new deposits that fit successfully into our American high quality resource model.

These new assets are complementary with our development, operating and geographical expertise. In addition, our management team has proven that it has the ability to discover, construct, and operate these properties and consistently deliver superior results.
Turn to page eight, please.
This slide shows the relative cash cost and the industry position. A key indicator of Meridian’s high quality asset portfolio is that it has given us an industry-leading cash cost position versus our peers.
Meridian’s 2006 Company-wide cash cost figure of a negative $22 per ounce was among the lowest in the industry, according to Goldfield’s Mineral Services.
On the other hand, Yamana’s 2006 commercial production cash cost of $326 is much higher up on the cost curve.
We’d also note that this figure includes second quarter Company’s cash cost figure of $301 on a co-product basis, but does not include the cash cost for Jacobina and Fazenda Nova operations, both which were not disclosed in Yamana’s second quarter operational highlights.
If these costs were included, it is likely that Yamana’s first half 2006 cash cost figures would be substantially higher.
Turn to slide nine, please.
This slide shows the resource value weighted average per jurisdictional risk using the Fraser Institute policy potential index. I’d point out that the higher the bar is the increased risk.
In today’s mining environment, where companies are scouring the globe for quality deposits, one of the key attractions of Meridian is that its portfolio of assets is heavily weighted towards the favorable mining jurisdictions in the Americas, with producing mines in Chile and in Nevada.
According to the Fraser Institute’s policy potential index, Meridian’s exposure to Chile and Nevada is far superior to the exposure of both Yamana and Northern Orion. A combination of Yamana and Northern Orion would significantly increase Meridian shareholders’ exposure to geopolitical risks.
Let’s look to slide ten, please.
It’s a record of value creation. Meridian has established a 20-year track record of discovering, developing, and operating precious mines.
The Company has produced approximately 6.9 million ounces of gold and 64 million ounces of silver since 1981 from six mines.
We have a strong focus on growing organically and are an industry leader both on the cost of discovery and acquisitions that we use to supplement our organic growth.
Our Board of Directors has a well recognized significant technical and financial expertise in the mining sector.

As shown in the chart, since 2001, Meridian has consistently added to our resource base through organic growth strategy, increasing our 2001 total gold equivalent ounce, or GEO resource base of about six million ounces to a total GEO resource base, inclusive of cumulative production over the period, of nearly 13 million ounces.
As you can see, we have consistently increased our proven and probable reserve and established a strong track record of converting resources to reserves. This is the nature of our ore bodies.
Also, we would note that our measured indicated and inferred resources have increased nearly 50% over the same period. We are growing our resource base and adding value.
In summary, the Yamana offer fails to compensate Meridian shareholders for the fundamental asset quality and the inherent core strengths of our business today, even before we consider our new opportunities.
If you’d turn to slide 11, please.
Now that I’ve established our track record and where we stand today, I’d like to turn to the future of the Company. The Yamana offer as it currently stands does not reflect our exciting project pipeline, which can double production with targeted production beyond 1 million ounces in the foreseeable future.
I’d point out that this can be done while making earnings per share and being able to self-finance our growth.
In addition to the currently producing Rossi, El Penon, Minera Florida mines, the expansions at El Penon and Minera Florida, we are working towards bringing our exciting exploration and development projects into production.
This portfolio includes the Mercedes project in Mexico, an 100% Meridian discovery which continues to generate exciting jewel results and establish itself as a stand-alone mine; the Amancaya project, the high grade mine located nearby our El Penon project, which would be a simple underground mine hauling the ores to El Penon for processing; the Jeronimo project, a joint venture with CODELCO in Chile, where we’ve recently completed an intensive drill program to confirm the historical resource estimate of about 2.8 million ounces.
As you know, the metallurgical development work is underway so that we can improve on the capital and operating costs from the other metallurgic options which exist.
The La Pepa project, located in northern Chile, has been subject to a 36,000 meter drilling program and has outlined a gold-bearing porphyry type gold deposit. We’ve commenced preliminary scoping studies on the porphyry and will commence infill drilling also in 2007.
Those four projects all expect to have a 43-101 completed with them by the end of the year.
Lastly, I’d point out the Esquel project in Argentina, which we believe to be one of the world’s highest quality undeveloped gold projects.
Turn to slide 12, please.

At El Penon, our core land position, which exceeds 750 kilometers, has proven itself to have significant exploration potential. We’ve expanded the regional potential and are as excited as ever about the prospects for the assets in the property.
We are currently expanding the overall mine and mill capacity to 2,800 tons per day and this has created capacity for some of our new discoveries, such as Fortuna, Dominador and Providencia.
In addition, in the second quarter, we have received permits to further expand the mill to a capacity of 3,500 tons per day and that was announced in our second quarter results, which will allow for the extraction of other nearby high grade satellite deposits, such as Amancaya.
If you’d turn to slide 13, please.
We believe that the core and broader district at El Penon holds potential for significant growth. At this point, I’ll turn it over the presentation to Darcy Marud, who is with me, to take us through some of the details on the geology.
Darcy?
Darcy Marud: Thanks, Ed. Good morning, everyone.
We’re now at slide 13, looking at El Penon.
I think the best way that we can demonstrate how El Penon has grown over time is to look at the resource growth.
In 1996, El Penon had a resource of approximately 2.4 million gold equivalent ounces, with only the Quebrada, the [Borrito] vein, the [El Vayi] vein, and part of the [Sera Marteo] vein known. Today the total geological resource stands at approximately 8.5 million ounces of gold equivalent.
This growth has come from a commitment to exploration. We spent approximately [$60 million] per year at El Penon and due to this continuous funding and effort, we have always replaced our production.
In fact, once we announced a new resource estimate for a new vein, it generally doubled in its size over time. This is true for Quebrada Colorada discovered in 1998, Dorada, which was discovered in 2004, and Providencia and Fortuna, discovered in 2005.
It is difficult to say how large the new Al Este and Esmeralda discoveries will ultimately become, but given our past record, it bodes well for the size potential of both of these discoveries into the future.
I’d now draw your attention to slide 14, please.
In addition to the extraordinary upside at El Penon, we also hold a large exploration package surrounding the mine. This currently exceeds approximately 2,500 square kilometers. These properties are highly prospective and Meridian has identified several targets within them.

In the El Penon area alone, we have been able to grow our GEO resources, as we said, from 2.4 million ounces to over 8.5 million ounces over the last ten years and this area represents only a small portion of the total landholdings of Meridian.
Our discovery of the Amancaya deposit has only just begun, to demonstrate the upside that may exist in these landholdings. As Ed said, we’re moving to a 43-101 by the end of this year and we’ve increased the capacity of the El Penon mill to treat these ores.
The project, located only 120 kilometers from the El Penon mill, has a geological setting that is similar to El Penon. The efficient, well established El Penon mill will allow Meridian to fully exploit this highly prospective property and any other projects that we find within the area.
Meridian has also identified other prospects, as we’ve said, and we are currently exploring these to drill stage and we expect that this work will commence during the third and fourth quarter of this year.
Please turn to slide 15.
We are now on Minera Florida and I’d like to turn the presentation back to Mr. Dowling.
Ed Dowling: Thanks, Darcy.
In addition to not recognizing the upside that exists at El Penon, the Yamana offer does not adequately compensate our shareholders for the substantial upside at Minera Florida.
We spent time with all our major shareholders describing our acquisition criteria, which is underscored by a non-dilutive philosophy. We believe that Minera Florida exemplifies our low cost acquisition strategy.
We’ve been applying our expertise in developing high grade vein deposits to transform this undercapitalized and under-explored Minera Florida deposit into a highly profitable core asset for the Company.
While we’re currently in the process of expanding the assets production from a yearly rate of about 65,000 ounces to over 100,000 ounces per year starting in 2009, and I mentioned that the first phase of that project will be done this year, there’s still significant upside beyond that expansion.
As an example, since our 2006 acquisition of Minera Florida, we’ve added at least 650,000 gold equivalent ounces to Minera Florida’s resource base through exploration and we’ve only begun to scratch the surface here.
Please turn to slide 16, and I will turn it back to Darcy to talk about the geology.
Darcy Marud: Thanks, Ed.
In this slide, we can see the area directly around Minera Florida that is having significant exploration upside. In a very short time period since purchasing this project, we can see that Meridian’s exploration activities are resulting in the discovery of new veins and expansion of the resource base.

We have spent approximately $10 million over the last 18 months in exploration drilling and have expanded the underground development that is available for that drilling.
Also, in this short timeframe, we have advanced the [Peomu], [Hyasko] and Tribuna deposits from mere discoveries to economic ore bodies.
As exploration on this property is still in the early stages, there are many unexplored areas and under-explored targets and areas of prospectivity.
Turn to the next slide, please, number 17.
This slide is a district slide of the Minera Florida area. In addition to the exploration upside at Alhue, where Minera Florida is located, to the upper left-hand corner of the slide, the surrounding district also shows high prospectivity.
The El Membrillo and Chancon districts, off to the right, are located between seven and 15 kilometers from Minera Florida and are home to two currently producing mines and several past producers.
We have currently signed a letter of intent for these properties and are moving toward the final agreement.
As we increase our exposure to the region, we find that we are fronted with many exploration opportunities in these old districts that will continue to provide exploration upside to the Alhue district.
Turn to the next slide, please, slide 18, and I’ll turn it back to Ed.
Ed Dowling: Thanks, Darcy.
While I could speak to some of our other properties, the last asset I’d like to focus on today is our exciting Mercedes project, located in Northern Sonora, Mexico.
I should highlight that the Mercedes was a 100% Meridian discovery made in 2006. It’s a low sulfidation epithermal system similar to El Penon.
To date, we’ve discovered a total of nine veins. We’ve tied up a big land position of over 80,000 hectares and nearby infrastructure, road and power, is very favorable.
I would also add that this mine is located near the towns of Hermosillo, Magdalena, and other established mining communities. Thus far, we’ve attained surface and water rights.
We’re working hard to complete our first 43-101 compliant resource estimate on the property by the end of this year, with the goal of establishing an initial resource of a million ounces. In addition, we intend to begin our feasibility work by year end.
If you can turn to slide 19, please, and I’ll turn it back to Darcy to talk about this cross-section.
Darcy Marud: Thanks, Ed. Again, as Ed said, we’re on slide 19.

The surface drilling at Mercedes is outlined the Mercedes vein now for about one kilometer of strike length. The vein is open in both directions.
There are three principal ore chutes that have been discovered to date. They are from north to south, Corona De Oro, as you can see on the left-hand side of the slide, Sentinela, and Casa Blanca.
The Corona De Oro chute is currently the largest of the three ore chutes, measuring approximately 250 meters in strike length, with a dip length or vertical length of approximately 415 meters, and still open at depth at an average width of greater than five meters.
Additional drilling during this year will continue to expand Corona De Oro, Sentinela, and Casa Blanca as they are all open to depth.
Elsewhere at Mercedes, infill resource drilling will be completed on the Klondike, [Rey De Oro] and [Lupita] vein systems, that you can identify on the previous slide.
We originally budgeted approximately 20,000 meters of diamond drilling to complete this, but given the continuous discovery and good results we’ve seen on the property, we now expect to drill at least 35,000 meters before the end of the year.
Please turn to slide number 20.
In slide number 20, there’s a photograph of the Corona De Oro stope and the Mercedes vein in the foreground. As you can see, this is very good terrain, which contrasts other Mexican development projects.
The veining at the surface and easy terrain accommodate relative ease of discovery and development. The Mercedes project is easily accessed as Ed said, and has low topographic relief compared to other areas of northern Mexico.
There is only an elevation difference of approximately 100 meters between the outcrops here, shown in red. The Corona De Oro stope, which you see on the right-hand side of the slide, was developed in the 1930s and exploited the Mercedes vein to the depth of the water table, which is approximately 100 meters below the surface.
This photo, for reference, is looking southeast towards the Mercedes vein with the Corona De Oro stope in the distance.
At this point, I’d like to turn the presentation back to Ed Dowling.
Ed Dowling: Thank you, Darcy.
I’ve spoken before that we believe that the Yamana offer doesn’t compensate our shareholders for the core strength of Meridian, but we also think that it doesn’t adequately compensate Meridian shareholders for the organic growth prospects which we believe can double our production within a few years.

Now that I’ve described the reasons why Meridian believes the Yamana offer does not adequately compensate Meridian shareholders for its strategic value of our assets and growth prospects, I’ll focus on specific aspects of the offer which support the Board’s opinion.
Flip to slide 21, please.
This slide compares the premiums as of the day of offer and adjusted to precedence in the global and Canadian transactions. The premium that Yamana has offered Meridian shareholders is inadequate and well below takeover premiums in recent precedent transactions, both globally and in Canada.
When Yamana first announced its proposal on the 27th of June, the 20% premium to Meridian share price one month prior to the offer was well below precedence.
Since that time and as of July 30, the premium of Meridian’s unaffected share price back in June of C$26.21 was only 15%.
But in addition, if you adjust the pre-announcement price of C$26.21 for the 10.6% change in the Philadelphia Gold and Silver Index since the announcement, the applied offer on the price as of July 30 represents a premium of only 3.9%.
In other words, we believe that if this offer didn’t exist, Meridian would have traded in line with the general gold index, as we normally do. Yamana would essentially be trying to buy Meridian at a little above its current market price.
Clearly, this does not constitute an adequate change of control premium, especially considering the inherent asset strengths and growth profile, as well as the risks and uncertainties associated with the new Company.
If you could turn to slide 22, please.
Furthermore, we feel that the value of the shares Yamana is offering, which is comprised — the majority of the consideration for Meridian shareholders is subject to significant risks, some of which include the risks associated with the huge base metals exposure of both Yamana and Northern Orion, the project developing and financing risks, and the potential need to raise additional capital we see as significant; three, the risk of future shareholder dilution through Yamana’s dilutive growth practices and its desire to grow acquisitively rather than organically; and, lastly, the minimal synergies associated with the deal.
The net result of all these additional risks is that we believe there is little argument that could be made for a re-rating of the combined entity shares if the transaction were to be consummated.
Turn to slide 23, please.
This slide shows Meridian status quo in terms of precious metals in yellow and base metals in red on the left-hand side and the pro forma for Yamana, Meridian and Northern Orion on the right, showing approximately 60% base metals and 40% precious metals.
The pro forma Company would not have a singular precious metals focus like Meridian. It would essentially be a base metals Company.

One of my colleagues told me that this looked like a Pacman of base metals consuming a precious metals play, but I’d point out that that graphic is purely coincidental.
In terms of base metal exposure, on the in situ value basis, the pro forma Company would derive almost 60% of its resource base from base metals, which compares drastically with Meridian, which currently derives only 2% of its in situ value from base metals.
This reliance on base metals would negatively impact the trading value of the combined Company if the transaction were to be consummated.
There’s an old saying in the mining sector — gold is money, copper is change. And that’s important when you look at the next slide, slide 24.
This slide shows the expectation and reversal of the gold price and the copper price ratio. You can see the current ratio is sitting about on 185-to-1 gold price to copper price and the expectation, looking at the equity research consensus estimates and the commodity forward curves looking forward to a long-term consensus of the equity of about 423 or approximately three times where we are today.
I’d point out that the ten-year average for this ratio is 348 or about 350. I’m very excited about the future of gold pricing and for a lot of reasons, which I can get into, the declining U.S. dollar, based on a lot of things, the potential of increasing interest rates, the overall global supply-demand balance, and other reasons, such as the unwinding of different financial instruments, et cetera.
It just stands to say that I’m very bullish. We believe that this is not a time to increase our exposure to base metals, as both research community and the forward curves indicate that gold is expected to significantly outperform base metals in the future.
The Yamana offer thus dilutes the exposure of Meridian shareholders to the anticipated out performance of gold relative to copper at a time when copper price is near it’s all-time high.
In short, this is bad timing for our shareholders to be swapping their gold for copper.
Turn to slide 25.
If this transaction were to be consummated, the Meridian shareholders would be subject to risks associated with Yamana’s pipeline development projects, as well as Northern Orion’s highly speculative Agua Rica deposit.
At the current time, Agua Rica is unpermitted and the feasibility study released on the asset shows that the asset is not economic at copper prices between $1.00 to $1.50 per pound, at moly prices of $10 per pound to about $6 a pound, respectively.
In addition, the ability of Northern Orion and Yamana to economically integrate Agua Rica into Baja de la Alumbrera is highly speculative and is uncertain at this time. Even if that integration can be completed, the timing would likely not be even in the medium term.

Additionally, the financing to fund the project’s $2.1 billion in development capital expenditures, as an example, is substantial, even for larger companies, let alone the pro forma Company.
It is uncertain whether this project would be financed by the proposed new Company at reasonable terms.
I’d also add here that general cost escalation being experienced across the industry, that there wouldn’t be too many of you to be surprised to see the development capital figures increase as these assets get closer to development.
Finally, I would add that these development risks are further exasperated by Yamana’s and Northern Orion’s limited development and operating experience for projects of this magnitude.
Please turn to slide 26.
Next, I’d like to talk about the dilution risks that Yamana would bring to Meridian shareholders if the transaction were consummated.
Yamana has established a record of growing through acquisition and it has a history of diluting its shareholder base.
Since 2003, Yamana has increased its fully diluted share count by 533%, while only increasing its GEO resources base by about 135%.
Thus, their per share resources have declined by 63% from its 2003 level, while Meridian’s have increased by more than 40% over the same period.
I should point out that Yamana’s share price has generally outperformed the broader gold market over the past few years, in line with copper peers, as have other companies with significant copper exposure in a rising copper price environment.
However, we would emphasize that at a certain point, continuous dilution of shareholders will undoubtedly result in negative consequences.
Yamana’s inability to balance the resource growth and shareholder dilution has resulted in return on capital employed and other financial metrics which are significantly and consistently lower than Meridian’s, as shown on slide 27.
Financial performance ultimately does negatively impact share performance, and earnings per share and share price performance correlate over time.
Yamana lost money in the past years, despite a rising metal price. And while Meridian continues to have positive earnings, at the same time, Meridian has been able to finance its growth without selling debt or diluting our shareholders.
We’re not attacking Yamana’s growth, but, ultimately, you must be profitable.
Turn to slide 28, please.

The trading multiple that a combined Company would receive in the market is likely to be lower than Meridian’s undisturbed multiple.
Given the risks that we’ve just outlined, those being base metal exposures, when the outlook for base metals is inferior to the outlook for gold, project development and financing risks, risks of further dilution, and minimal synergies, it’s likely that the combined Company’s multiple — I should say it’s unlikely that the combined Company’s multiple will exceed the blended average of its constituent parts.
Turn to slide 29, please.
Yamana’s obligation to purchase Meridian shares is subject to 13 conditions, one of which is that the offer is conditional on the Northern Orion transaction.
We would note that Yamana has the right to terminate the Northern Orion agreement if Yamana’s financial advisor has withdrawn its fairness opinion, “as a result of any corporate action of Northern Orion, permitted or contemplated, in the disclosure memorandum.”
Unfortunately, Yamana has not publicly filed the disclosure memorandum and, thus, the condition is not fully explained.
In addition, there are a number of conditions of the offer which are not subject to the materiality thresholds or other objective criteria and, thus, Yamana has a broad range of grounds on which it may decline to proceed with the offer.
While we’re taking this offer very seriously, the conditionality of the offer is so extreme that one might question whether it’s even a real offer.
The last point we want to make about the three-way offer is that it’s unusually complex conventionally and very conditional and essentially amounts to an option on Meridian’s shares.
This is the last slide.
Just to summarize, I remind you that the Meridian Board recommends that shareholders reject the hostile offer from Yamana and shareholders do not tender their shares.
With that, go to slide 31. If you have any questions as we proceed through this process, I urge you to contact Krista Muhr, our senior manager of investor relations, or Georgeson Shareholders, which contact details are noted here.
I also note that our record second quarter results are attached to the back.
With that, I’d like to move on to taking questions, if there are any out there. Thank you very much.
QUESTION AND ANSWER SESSION
Operator: (OPERATOR INSTRUCTIONS)
Your first question comes from the line of Victor Flores with HSBC. Please proceed.

Victor Flores: Thanks. Good morning.
I actually wanted to take advantage of the fact that we have several people from management on the call to ask Darcy about some of those second quarter results on Mercedes and what they’re telling you about the extent of this deposit.
What have you seen in the drill holes coming out of Sentinela and Casa Blanca that are similar or different to what you’ve seen already at Corona De Oro?
Darcy Marud: Good morning, Victor. Thanks for the question.
Well, first, I’d add that, obviously, Sentinela and Casa Blanca make the discovery bigger at this point. As you can see, they’re open at depth and they look very similar to Corona De Oro.
I don’t know how familiar you are with the project, Victor, or with Mexico in general, but that green quartz, every time you see it, it seems to run and that’s what we’re seeing again at Casa Blanca and Sentinela.
Our goal with the drilling that we’re going to continue with this year is to connect those two deposits at depth and generate another ore chute that we can put into reserves or resources before the end of the year.
But so far, we’re very excited about that, Victor. I don’t think we’ve closed the vein off in any of the directions, actually.
We know that the vein continues both north and south and we’re going to continue drilling in those directions, as well, although we haven’t had the success at this point that we’ve had in those other three ore chutes.
Victor Flores: Do you have a sense for what’s controlling that higher grade chute at Corona De Oro, whether that might be repeated along strike?
Darcy Marud: I think so. It’s definitely structural, Victor. So to have some kind of repetition along strike would make sense.
It looks like they’re wide dilatational zones, because you can see that as get into the higher grades, we also start getting the wider widths, which is typical of what we see in these structural type dilatant zones.
Victor Flores: And just a follow-up. Are you seeing any change in the gold-silver ratio as you drill deeper?
Darcy Marud: Not really, Victor. It’s a little bit erratic on the gold-silver ratio, actually. I would say, in general, we’re probably seeing a little bit more gold versus silver at depth, but that would be a generalization.
Victor Flores: Great. Thanks. And if I could just ask Ed, please, for an update on the work at Jeronimo.

Ed Dowling: Thank you, Victor. As you know, that we’ve completed the drilling at the site and we’ve split the core from the Jeronimo deposit.
Again, recall that we have roughly a 57% interest in this deposit with our joint venture partner, CODELCO, acquired last September.
The drilling program is done. We’re taking the core, but we split it for confirming the resource. The other half of that core is now sitting in the U.S. and being tested in two metallurgical labs.
As you know, there was an existing feasibility study done by Homestake on this deposit, where they were looking at a mill and an autoclave type operation.
We can do that. We just think that the capital cost and the operating cost is higher than we like. We’re trying to find a lower cost route.
All that metallurgical work is underway and we expect to have some results to announce sometime probably late in the third quarter.
Victor Flores: Great. Thank you very much.
Operator: The next question comes from the line of Tony Lesiak with UBS. Please proceed.
Tony Lesiak: Good morning. Ed, a quick question on how the financial advisors and the Board put value on some of the assets.
With respect to Esquel, was that factored into your numbers?
Ed Dowling: As part of our long-term mine plan and strategic plans on Esquel, obviously, you discount that for the delivery time. But you recognize there is a proven and probable resource there.
Tony Lesiak: So you were assuming that you could get back in there, let’s say, by 2012 with an underground mine plan.
Ed Dowling: We’re not making any assumptions about getting back in there. Let me just say quite clearly that that deposit will be developed at the will of the people of Argentina and Chabut and that’s our tact to trying to get that unlocked.
There’s lots of sensitivities around many factors at Esquel, but just assuming that we finish the sort of mining ban which was put in place a year ago and then we do feasibility, that’s roughly where the timing comes from, Tony.
Tony Lesiak: The question here is, I mean, the will of the people here has been overwhelmingly negative to date. So how much value can you attribute to that asset at this point in time?
Ed Dowling: Let me just say that, relatively, it’s a small piece of our valuation. Now, as I’ve moved around to different analysts, many of which are on the call today, not many of them ascribe much value to Esquel.

Tony Lesiak: Okay, great. In terms of the copper price long-term that you used to value the assets of Yamana, was that $1.30 from 2008 onward?
Ed Dowling: Yes. It’s long-term. It would be consistent with the long-term composite index, the analyst curve.
Tony Lesiak: So you were using the forward curve for the immediate years.
Ed Dowling: Yes, that’s right.
Tony Lesiak: And, finally, just in terms of the letter intent covering the El Membrillo and Chancon area, is that mainly pertaining to exploration assets or are there any operating assets that you’re looking at there?
Ed Dowling: Let me just say, for a second, we’re wrapping those agreements up. As Darcy said, there’s been historical mining in this area, actually going back into the 1800s, including one of the highest grade gold mines ever in Chile.
Darcy, do you want to talk about — there’s two operating properties there now.
Darcy Marud: Tony, this is Darcy. There is a number of small operations. I wouldn’t classify them as anything other than small family held operations. But they do have significant grade in the order of ten gram per ton gold.
They’re very similar to Alhue type geology. So we’re excited about the potential that they offer, but I don’t think we’re buying them for the assets. We’re buying them for the exploration upside there.
We see this as a big district coming together from the Chancon, Membrill, and Alhue being part of the same geologic environment.
Tony Lesiak: Great. Thanks very much, guys.
Ed Dowling: Thanks, Tony.
Operator: The next question comes from the line of Patrick Chidley with Barnard, Jacobs and Mellet. Please proceed.
Patrick Chidley: Hi, gentlemen. I just wanted to ask a little bit more about some of the assets that are not in development or production at the moment.
La Pepa, you mentioned, is a gold-bearing porphyry and I think you said that the 43-101 resource by the end of this year.
Could you give us an idea of what kind of grade and where that’s going and what kind of work needs to be done to complete that?
Ed Dowling: Patrick, how are you doing? This is something that we talked about in the past and if you look back at past reports, it’ll point out that the work was underway.

We’ve also pointed out that this property was back-end loaded with an acquisition payment. The reason we haven’t been speaking much about this is for commercial reasons and trying to secure the asset.
As we’ve done this 36,000 meters worth of drilling and have identified a porphyry type deposit that looks amenable to surface mining, in fact, we’ve run some preliminary mine plans on it already, so it’s looking like it would be amenable to surface mining, crush heap leach, like some are the other nearby deposits there east of Copiapo.
Maybe Darcy can give you a little more specifics on the geology.
Darcy Marud: Sure. Good morning, Patrick.
Patrick Chidley: Good morning.
Darcy Marud: As Ed described, we’ve done about 36,000 meters of drilling over the last two years. A lot of it was aimed at this porphyry target, which is called the [Cavacha] porphyry.
Right now, with the drilling we’ve done, we’ve been able to outline the porphyry over about 400 meters width, 500 meters of strike length and we’ve drilled it down to about 200 meters depth.
What the average grade is, you know, Patrick, the you drill, the more that changes, right? But I’d say we’re shooting for something about 0.8 to one gram per ton, very typical of that part of the region.
You can see that the size is there, you can see that the grade is there. What we’re going to do towards the third and fourth quarter of this year is get that infill drilling done to get a little bit more confidence in some of these pit models that we’ve floated on it and get that 43-101 done.
So it looks like a good size project. It’s not right now going to be huge in the terms of some of the size of these big porphyry copper deposits, but it’s a fair size porphyry gold deposit.
Patrick Chidley: Does it have copper with it?
Darcy Marud: No copper.
Patrick Chidley: No copper. And is it close to any other operations?
Darcy Marud: It’s right at the old La Pepa mine site. So there is actually an old mine site there that was developed on some of these silica ledges.
So it’s not the same mining environment, but it’s lower elevation than most of the operations in the area. It’s at about 4,200 meters. It’s got road access, electricity, water, et cetera. So it’s got fairly good infrastructure, yes.
Patrick Chidley: But it’s not near like another operation —
Darcy Marud: The closest operation would be [Refugio] to the south. I think it might be 20 kilometers, something like that.

Patrick Chidley: Really, 20Ks from Refugio.
Ed Dowling: Yes, 20Ks horizontally and about two vertically.
Patrick Chidley: And, finally, on Jeronimo, I guess, could you maybe explain a little bit more about the site and how quick that would be to get up and running if metallurgical test was positive?
Ed Dowling: Patrick, the Jeronimo is — remember, this is the down-dip extension of the old Homestake Agua de la Falda mine. It’s a Carlin-type deposit. So stratabound, sediment hosted.
The initial resource there is something, on 100% basis, about 2.8 million ounces. So figure our share is about 1.7 million ounces, as we understand it. That’s being confirmed with the drilling that Darcy has looked at.
The concept was to take these ores that Homestake had and run them through a mill into an autoclave and if you looked at doing that today, that would probably be about $350 cash cost, which we certainly could do in today’s environment, but we like to take more sort of a South American approach to this and see if we can find a better route, lower capital, lower operating cost route to recover the gold from the deposit.
It’s got existing infrastructure. There’s a crushing plant there. There’s an addit down into the mine. It goes a kilometer into the mine. We’ve got a camp, power and water. We’ve got permits. There’s other resources and mineralization that you can see that’s largely unexplored, and it’s a Carlin-type deposit.
Once you understand its orientation, there’s a chance that it could become somewhat larger.
So we think it was a really good toehold opportunity for us to get in, low acquisition cost for us and if we can find the right sort of development cost, it could be real homerun for us this year.
I don’t think many of the analysts have ascribed much value to it. If we can crack the metallurgy, which we’re working hard on, this is an area where we think we can add a lot of value to our shareholders this year.
Darcy, do you want to add to that?
Darcy Marud: No. I think Ed’s touched all the points. I think the crucial part to understand about Jeronimo is the infrastructure that’s in place. The ore body has been accessed with an underground development.
All the information is in place. So I think it’s just tying down the process and then I think you could proceed with development here very quickly.
Patrick Chidley: There’s water, power, there’s a crushing plant that’s adequate for what kind of throughput?
Ed Dowling: They were doing actually open pit mining, so quite a bit higher throughput than we’d be looking at, I think, for underground mining.

Darcy Marud: I was going to add, I don’t know what the capacity is, but Ed is right on the money that they were doing a lot more capacity than we would from an underground mine.
Patrick Chidley: And the operating cost using the conventional sort of flow sheet would be $350 an ounce.
Ed Dowling: That would be with an autoclave type approach, Patrick.
Patrick Chidley: They’d have to build an autoclave —?
Ed Dowling: That’s if we decided to go that way. That’s the way the current feasibility study exists on it, which we could do, is what I’m saying.
What we’re looking to do is seeing if we can find a simpler route, say, for example, mill it and recover a bulk concentrate through a flotation process, which would dramatically cut the operating cost from that $350 an ounce.
Patrick Chidley: Right, right. And it could be like, I don’t know, 200,000. Is there sort of a production scoping —
Ed Dowling: We have 2.8 million ounces on 100% basis. So kind of sort of rule of thumb is divide it by ten.
Patrick Chidley: So 200,000 or 300,000 ounces a year mined there.
Ed Dowling: Of which we’d have 57%, roughly.
Patrick Chidley: Right. So if Yamana was to take you over and get that for free, then that’s quite a sizeable gold asset. If they wanted to put 350 an ounce cash cost in there and pay for the autoclave, as well, it’s quite a substantial asset.
Ed Dowling: That’s right. I mean, that’s what we’re saying. Not only does it not value our core assets, we don’t think the consideration being offered values our pipeline.
Patrick Chidley: Right. Well, thanks very much. I won’t take anymore time.
Ed Dowling: Thanks, Patrick.
Operator: The next question comes from the line of Tracy Young with Metropolitan Capital. Please proceed.
Tracy Young: Thank you. I have a two-part question. Have you been contacted by any third party subsequent to Yamana’s offer and, also, have you authorized your investment bankers to reach out to third parties as part of the range of alternatives that you’re evaluating?
Ed Dowling: Tracy, you could take it for granted that we’re doing our job and the Board and the management are engaged in a value maximizing process. Beyond that, because of confidentiality and other things, we can’t speak to it at this point.
Tracy Young: Okay. Thank you.

Operator: (OPERATOR INSTRUCTIONS)
At this time, we have no more questions. I’d like to turn the call back over to Mr. Ed Dowling. Please proceed.
Ed Dowling: Well, thank you all for joining us today. Excuse me, Alicia. I think that two more people have questions.
Operator: Absolutely. Mark Serdan with UBS Global Asset Management. Please proceed.
Mark Serdan: Can you hear me?
Ed Dowling: Yes, I can Mark.
Mark Serdan: Hi, Ed. Just a quick question on Amancaya. I remember, if you go back to kind of a year and a half ago, that was an exciting development play for you and that seemed to kind of disappear off the radar screen.
Six months ago, some questions were asked and it was suddenly not looking like a great asset anymore and suddenly it’s back here. So can you kind of fill us in a little bit about —
Ed Dowling: Yes, looking at Amancaya, as it stands by itself, which is a pretty high grade, sort of ten grams of gold per ton, as it stands by itself in terms of what we knew about it, it wasn’t sufficient for us to build a mine by itself.
So what we’ve done is taken an alternative view to this to see if we could get our El Penon mine permitted for production rates beyond what the mine capacity at El Penon is. As you know, we’re ramping up El Penon to mine to 2,800 tons per day.
And if you look at the second quarter, we’re already operating the mill at capacities higher than that.
What we now have is a permit to operate the mill at 3,500 tons per day and our concept now is to take advantage of some of these satellite deposits, high grade satellite deposits, which can bear the cost of underground mining and then hauling this up roughly 100 kilometers to the mill at El Penon, taking advantage of our incremental cost and producing low cost gold.
So what we’ve done is taken a different tact on how that could be put into play.
Mark Serdan: And have you looked — can you talk or anything about the costs of doing that?
Ed Dowling: The fact that it’s in our plan, you can take it’s going to be a pretty good cost and it’s high grade, Mark, as I said, ten grams gold, plus some silver, albeit the silver there is not as high as it is at El Penon, if you turn back.
So we think it’s going to be a good addition for us at El Penon. I’m going to stay general with it until we have our study complete.
Mark Serdan: All right. Thank you.

Ed Dowling: Thank you Mark.
Operator: The next question comes from the line of Rodney Stevens with Salman Partners. Please proceed.
Rodney Stevens: Good morning. Just a quick question. I may have missed this earlier, but you stated that the Yamana offer is not a permitted bid under the Meridian shareholder rights plan.
Can you just elaborate on that for me?
Ed Dowling: Yes. Our shareholder rights plan has a 60-day period to allow the Board to pursue other value alternatives in this in terms of offers like this.
The Yamana bid, which is currently scheduled to expire on the 27th, is a 40-day period. So it’s a 40 to 60 day period issue.
Rodney Stevens: Okay. So, Yamana could just extend the offer.
Ed Dowling: Right.
Rodney Stevens: Okay. Okay, great. Thanks very much.
Ed Dowling: Okay, thank you.
Operator: The next question comes from the line of David Christie with Scotia Capital. Please proceed.
David Christie: Morning, guys. Just a couple quick questions. What’s the next news date for Mercedes? Are we going to hear anything before August 27th, as far as drill results?
Ed Dowling: Good morning, David. We’re actively working on it and drilling some of the new veins, but I don’t think we’re going to be putting out any major press release between now and the 27th of August.
David Christie: And what’s the timeline for the metallurgy on Jeronimo?
Ed Dowling: We’ll have a pretty good — the work is underway, Dave, and we will be making some comments on that by the end of the third quarter.
David Christie: Okay.
Ed Dowling: We’ve made the composites. That work is underway at two labs here in North America.
David Christie: So what’s next before August 27th? Are we going to hear from you guys again or what’s the deal here?

Ed Dowling: What we’re going to be doing here in the next few weeks is getting out and meeting with all of our shareholders, as well as getting in front of all the analysts that we can get it in front of. But we’re not planning any major announcements between now and the 27th of August.
David Christie: So you’ve batted it back to Yamana and see what happens here.
Ed Dowling: We’re pursuing our obligations to maximize value.
David Christie: Perfect. Good, thanks, guys.
Ed Dowling: Thanks, David.
Operator: Mr. Dowling, no additional questions.
Ed Dowling: Well, thank you all very much for joining us. As I said, we’ll spend the next couple of weeks on the road, getting out in front of shareholders and with the analysts.
Look forward to seeing you. Thank you for joining in this morning and it’s great now to actually have a chance to speak. Best regards.
Operator: Thank you for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Good day.